SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OXFORD GLYCOSCIENCES PLC
(Name of Subject Company)

OXFORD GLYCOSCIENCES PLC
 (Name of Person(s) Filing Statement)

Ordinary Shares, par value £0.05 per share and
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

(Ordinary Shares)
691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Ilett
Company Secretary
Oxford GlycoSciences Plc
The Forum, 86 Milton Park
Abingdon
United Kingdom OX14 4RY
011 44 1235 208 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
John J. McCarthy, Jr.
Davis Polk & Wardwell
99 Gresham Street
London
United Kingdom, EC2V 7NG
011 44 20 7418 1300

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

       The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, the “Schedule”) relates is Oxford GlycoSciences Plc, an English company (the “Company”).  The address of the principal executive offices of the Company is The Forum, 86 Milton Park, Abingdon, OX14 4RY, United Kingdom, and the telephone number of the principal executive offices of the Company is 011 44 1235 208 000.

       The title of the class of equity securities to which this Schedule relates are the ordinary shares, par value £0.05 per share of the Company (the “Shares”) and the American Depositary Shares of the Company (the “ADSs”), each representing one Share and evidenced by American Depositary Receipts (the “ADRs”).  As of March 13, 2003, there were 55,811,454 Shares, including 1,191,958 shares underlying 1,191,958 ADSs, outstanding.

Item 2.  Identity and Background of Filing Person.

       The filing person is the subject company.  The Company’s name, business address and business telephone number are set forth in Item 1 above.

       This Schedule relates to the tender offer by Celltech Group plc, an English company (the “Offeror”), to purchase all outstanding Shares of the Company for £1.82 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 1, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2003 by the Offeror (as amended or supplemented from time to time, the “Schedule TO”).

       The Schedule TO states that the principal executive offices of the Offeror are located at 208 Bath Road, Slough, Berkshire SL1 3WE, United Kingdom and its telephone number is 011 44 1753 534 655.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

       The information set forth in :

       (a)   Paragraphs 6 and 7 of Part III – “Explanatory Statement from OGS’ Financial Advisers” of the Scheme Document of the Company dated February 6, 2003 (the “Scheme Document”);

       (b)   Paragraph 6 of Part VI – “Additional Information” of the Scheme Document;

       (c)   Paragraph 5 of Part I – “General Information” of the Listing Particulars of Cambridge Antibody Technology Group plc dated February 6, 2003; and

       (d)   Paragraph 4.3 in the section entitled “Additional Information” of the circular to shareholders and ADS holders dated March 14, 2003 (the “Shareholder Circular”);

       is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

       The information set forth in :

       (a)   the letter from the chairman of the Company in the Shareholder Circular; and

       (b)   Paragraphs 4.1 and 4.2 in the section entitled “Additional Information” of the Shareholder Circular;

       is incorporated herein by reference.

       A copy of a press release announcing the Board’s determination is filed herewith and is incorporated herein by reference.

       After reasonable inquiry and to its best knowledge, the Company understands that none of the Company’s directors, executive officers and affiliates of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

       The information set forth in Paragraph 4.7 in the section entitled “Additional Information” of the Shareholder Circular is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

       No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

 Item 7.  Purposes of the Transaction and Plans or Proposals.

       The information set forth in the Shareholder Circular is incorporated herein by reference, including without limitation the information set forth in Paragraph 4.8 in the section entitled “Additional Information” of the Shareholder Circular.

Item 8.  Additional Information.

       The information set forth in the Shareholder Circular and the Scheme Document is incorporated herein by reference.

Item 9.  Exhibits.

The following Exhibits are filed herewith:

Exhibit 1	Shareholder Circular of the Company dated March 14, 2003 (included in the mailing to holders of common stock and of ADRs of the Company).*
Exhibit 2	Press Release dated March 14, 2003.*
Exhibit 3	Press Release dated March 6, 2003, with respect to the CAT Merger (as defined in Exhibit 1).*
Exhibit 4	Letter to Shareholders dated February 28 , 2003 (incorporated by reference to the Company’s Schedule 14D-9C filed on February 28 , 2003).
Exhibit 5	Press Release dated February 26, 2003 (incorporated by reference to the Company’s Schedule 14D-9C filed on February 26 , 2003).
Exhibit 6

Paragraph 5 of Part I – “General Information” of the Listing Particulars of Cambridge Antibody Technology Group plc dated February 6, 2003 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K, as amended, filed on February 7, 2003).

Exhibit 7	Scheme Document dated February 6, 2003 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K, as amended, filed on February 7, 2003).
Exhibit 8	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Dr Ebsworth.*
Exhibit 9	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Dr Moyses.*
Exhibit 10	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Dr Parekh.*

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Exhibit 11	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Mr Raab.*
Exhibit 12	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Professor Burger.*
Exhibit 13	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Professor Dwek.*
Exhibit 14	Irrevocable letter of undertaking with respect to the CAT Merger (as defined in Exhibit 1) entered into on January 22, 2003 by Dr Hill.*
Exhibit 15	Inducement Fee Agreement dated January 22, 2003 between Cambridge Antibody Technology Group plc and the Company.*
Exhibit 16	Non-Solicitation Agreement dated January 22, 2003 between Cambridge Antibody Technology Group plc and the Company.*
Exhibit 17	Merger Agreement dated January 22, 2003 between Cambridge Antibody Technology Group plc and the Company.*
Exhibit 18	Executive Director Service Contract dated May 22, 2002 between Dr. Ebsworth and the Company.*
Exhibit 19	Conditional Amendment to Exhibit 18 above dated January 22, 2003.*
Exhibit 20	Executive Director Service Contract dated March 18, 1998 between Professor Parekh and the Company.*
Exhibit 21	Conditional Amendment to Exhibit 20 above dated January 22, 2003.*
Exhibit 22	Executive Director Service Contract dated June 5, 1998 between Dr. Moyses and the Company.*
Exhibit 23	Letter of amendment to Exhibit 22 above dated September 30, 2002.*
Exhibit 24	Conditional Amendment to Exhibit 22 above dated January 22, 2003.*
Exhibit 25	Executive Director Service Contract dated September 25, 2002 between Mr. Mulhall and the Company.*
Exhibit 26	Conditional Amendment to Exhibit 25 above dated January 22, 2003.*
Exhibit 27	Letter of Appointment dated October 16, 1995 between Mr. Raab and the Company, plus agreement varying the Service Contract.*
Exhibit 28	Letter of Appointment dated March 18, 1998 between Professor Burger and the Company.*
Exhibit 29	Amendment to Exhibit 28 above dated March 18, 2001.*
Exhibit 30	Letter of Appointment dated July 13, 2000 between Dr. Drakeman and the Company.*
Exhibit 31	Letter of Appointment dated January 20, 2000 between Professor Dwek and the Company.*
Exhibit 32	Amendment to Exhibit 31 above dated March 18, 2001.*
Exhibit 33	Letter of Appointment dated July 13, 2000 between Dr. Hill and the Company.*

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Exhibit 34	Letter of Appointment dated August 15, 2001 between Mr Rennocks and the Company.*
Exhibit 35	The Oxford GlycoSciences Executive Share Option Scheme.*
Exhibit 36	The Oxford GlycoSciences Sharesave Scheme.*
Exhibit 37	The Oxford GlycoSystems Group Plc 1994 Share Option Scheme.*
Exhibit 38	The Oxford GlycoSystems Limited 1989 Share Option Scheme.*

* Filed herewith.

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SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OXFORD GLYCOSCIENCES PLC
By:	/s/ Dr. David Ebsworth

	Name:	Dr. David Ebsworth
	Title:	Chief Executive Officer

Dated:	March 14, 2003